

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Jonah Raskas
Co-Chief Executive Officer and Director
CHW Acquisition Corp
2 Manhattanville Road, Suite 403
Purchase, NY 10577

> **Re: CHW Acquisition Corp**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 23, 2022**
> **File No. 333-263418**

Dear Mr. Raskas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4 Filed June 23, 2022

Debt Financing and Equity Commitments, page 35

1. We note your response to prior comment 2. Notwithstanding the lack of affiliation, please confirm that the open market purchases you describe are consistent with Tender Offers and Schedules Question 166.01, located at our web-site. If not, tell us how they are appropriate under Rule 14e-5.

Regulatory Approvals, page 38

2. We note your disclosure about regulatory approvals. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise

involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete your initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

<u>General</u>

3. With a view to understanding the new lock-up provision in the Proposed Bylaws for which you are seeking advisory approval pursuant to proposal 4E, clarify the group of stockholders impacted by the provision and the Lock-Up Agreement, by addressing the following:

- Throughout your filing where you state that the new lock-up provision would apply to "certain" stockholders of New Wag!, clarify, if true, that it will not apply to all public CHW stockholders who receive shares of New Wag! common stock pursuant to the business combination. In this regard, we note your disclosure in Section 39 of Annex C that the lock-up provision applies to "former holders of capital stock of Wag Labs, Inc.," but your disclosure on page 314 suggests the provision is not limited to former holders of Wag! capital stock. Revise for consistency;
- State the percentage of the total outstanding shares of New Wag! that would be locked up as a result of this provision and the Lock-Up Agreement and specify the length of time;
- Add risk factor disclosure addressing the impact on New Wag!'s stock price if all shares are locked up, the potential impact on redemptions, and whether the lock-up would impact New Wag!'s ability to list its shares on Nasdaq. Refer to Nasdaq Listing Rule 5505(a)(3)(ii); and
- Describe any negotiations relating to the addition of this lock-up provision in the Background of the Business Combination section.

4. We note that Chardan was an underwriter for the initial public offering of the SPAC and it is advising/has advised on the business combination transaction with the target company. Please tell us, with a view to disclosure, whether you have received notice from Chardan or any other financial advisor about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Chardan for the SPAC's initial public offering.

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ari Edelman, Esq.